SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 3)*

                         TRIANGLE PHARMACEUTICALS, INC.
                          -----------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    89589H104
                                    ---------
                                 (CUSIP Number)

                                  July 1, 2000
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 19 Pages
                                Exhibit Index: 16

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 2 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                            5             Sole Voting Power
Number of                                          1,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.62%

12       Type of Reporting Person*

                  OO; IV


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 3 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,000,000
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.62%

12       Type of Reporting Person*

                  PN; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 4 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,000,000
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
  Person                                           1,000,000
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,000,000

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    2.62%

12       Type of Reporting Person*

                  CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 5 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          1,645,205
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,645,205
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,645,205

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.32%

12       Type of Reporting Person*

                  OO; IA


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 6 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          1,645,205
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         1,645,205
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  1,645,205

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    4.32%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 7 of 19 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          202,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         202,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  202,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.53%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  89589H104                                          Page 8 of 19 Pages

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  DUQUESNE CAPITAL MANAGEMENT, L.L.C.

2        Check the Appropriate Box If a Member of a Group*

                                                a.       [ ]
                                                b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                            5             Sole Voting Power
Number of                                          202,500
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         202,500
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  202,500

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.53%

12       Type of Reporting Person*

                  OO; IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 Pages


Item 1(a)         Name of Issuer:

                  Triangle Pharmaceuticals, Inc.  (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  4 University Place, 4611 University Drive, Durham, North Carolina 27707.

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Quantum Industrial Partners LDC ("QIP");

                  ii)      QIH Management Investor, L.P. ("QIHMI");

                  iii)     QIH Management, Inc. ("QIH Management");

                  iv)      Soros Fund Management LLC ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  vii)     Duquesne Capital Management, L.L.C. ("Duquesne LLC").

                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), QIP and the Duquesne LLC Clients (as defined herein).

                  SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

                  Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC and, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated. Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the accounts of Quantum Partners and QIP, and is no longer a Reporting Person. In addition, Duquesne LLC is no longer a Reporting Person. Neither QIP, QIHMI, QIH Management, SFM LLC or Mr. Soros may be deemed the beneficial owner of more than five percent of the outstanding Shares. Mr. Soros is the Chairman and President of SFM LLC.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, which is the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management, as the general partner of QIHMI, to act at the direction of SFM LLC.

                                                             Page 10 of 19 Pages

                  Mr. Druckenmiller owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne LLC Clients").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)    QIHMI is a Delaware limited partnership;

                  iii)   QIH Management is a Delaware corporation;

                  iv)    SFM LLC is a Delaware limited liability company; and

                  v)     Mr. Soros is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                  89589H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 1, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  (i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 1,000,000 Shares held for the account of QIP.

                  (ii) Each of SFM LLC and Mr. Soros may be deemed the beneficial owner of 1,645,205 Shares. This number includes (A) 1,000,000 Shares held for the account of QIP and (B) 645,205 Shares held for the account of Quantum Partners.

                                                             Page 11 of 19 Pages

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of QIP, QIHMI and QIH may be deemed to be the beneficial owner constitutes approximately 2.62% of the total number of Shares outstanding.

                  (ii) The number of Shares of which SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 4.32% of the total number of Shares outstanding.

Item 4(c)        Number of shares as to which such person has:

     QIP
     ---

     (i)  Sole power to vote or to direct the vote:                    1,000,000

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,000,000

     (iv) Shared power to dispose or to direct the disposition of:             0

     QIHMI
     -----

     (i)  Sole power to vote or to direct the vote:                    1,000,000

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,000,000

     (iv) Shared power to dispose or to direct the disposition of:             0

     QIH
     ---

     (i)  Sole power to vote or to direct the vote:                    1,000,000

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,000,000

     (iv) Shared power to dispose or to direct the disposition of:             0

     SFM LLC
     -------

     (i)  Sole power to vote or to direct the vote:                    1,645,205

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,645,205

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                             Page 12 of 19 Pages

     Mr.  Soros
     ----------

     (i)  Sole power to vote or to direct the vote:                    1,645,205

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:      1,645,205

     (iv) Shared power to dispose or to direct the disposition of:             0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [x].

Item 6            Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the account of Quantum Partners.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                             Page 13 of 19 Pages

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 19 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date: July 5, 2000                    QIH MANAGEMENT INVESTOR, L.P.

                                       By:      QIH Management, Inc.,
                                                its General Partner

                                                By: /S/ RICHARD D. HOLAHAN,  JR.
                                                    ---------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


Date: July 5, 2000                    QIH MANAGEMENT, INC.

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Secretary


Date: July 5, 2000                    SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


Date: July 5, 2000                    GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                             Page 15 of 19 Pages


Date: July 5, 2000                    STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


Date:  July 5, 2000                    DUQUESNE CAPITAL MANAGEMENT, L.L.C.


                                       By: /S/ GERALD KERNER
                                           --------------------------------
                                           Gerald Kerner
                                           Managing Director

                                                             Page 16 of 19 Pages

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

E.             Power  of  Attorney,  dated  as of  January  27,  2000,
               granted by Mr. George Soros in 17 favor of Mr.  Michael
               C.    Neus    and    Mr.     Richard    D.     Holahan,
               Jr.....................................................        17

F.             Power  of  Attorney,  dated  as of  January  27,  2000,
               granted by Mr. Stanley F. Druckenmiller in favor of Mr.
               Michael  C.  Neus  and  Mr.  Richard  D.  Holahan,  Jr.
               .......................................................        18

G.             Power  of  Attorney,  dated  as of  January  24,  2000,
               granted by Quantum Industrial  Partners LDC in favor of
               Mr.  Michael  C.  Neus  and  Mr.  Richard  D.  Holahan,
               Jr....................................................         19